SEMA4 HOLDINGS CORP.
333 Ludlow Street, North Tower, 8th Floor
Stamford, Connecticut 06902
September 2, 2022
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Healthcare & Insurance
100 F Street, N.E.
Washington, DC 20549

Attention:	Margaret Schwartz
Re:	Sema4 Holdings Corp. Registration Statement on Form S-3 (File No. 333-267112) filed August 26, 2022.

Requested Date:	September 6, 2022
Requested Time:	4:00 PM Eastern Time
Ladies and Gentlemen:
Sema4 Holdings Corp. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to declare the above-captioned Registration Statement on Form S-3 effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable, or at such later time as the Registrant may orally request via telephone call to the staff of the Commission.
The Registrant hereby authorizes Per Chilstrom and Ethan Skerry, both of whom are attorneys with the Registrant’s outside legal counsel, Fenwick & West LLP, to orally modify or withdraw this request for acceleration.
The Registrant requests that it be notified of such effectiveness by a telephone call to Mr. Chilstrom at (212) 430-2669, or in his absence, Mr. Skerry at (212) 430-2670.
* * *

Sincerely,

SEMA4 HOLDINGS CORP.

By:	/s/ Kevin Feeley
Kevin Feeley
Chief Financial Officer

Cc	Katherine Stueland, Chief Executive Officer
Kevin Feeley, Chief Financial Officer
Sema4 Holdings Corp.

Ethan Skerry, Esq.
Per Chilstrom, Esq.
Fenwick & West LLP
[Signature Page to Company Acceleration Request Letter]